Exhibit 99.2

 Second Quarter 2025  Earnings Presentation

 This presentation contains forward-looking statements within the meaning of the U.S. Private Securities Litigation Reform Act of 1995. We intend such forward-looking statements to be covered by the safe harbor provisions for forward-looking statements as contained in Section 27A of the Securities Act of 1933, as amended, and Section 21E of the Securities Exchange Act of 1934, as amended (the “Exchange Act”). All statements contained in this presentation other than statements of historical fact, including, without limitation, statements regarding Enlight Renewable Energy's (the "Company") business strategy and plans, capabilities of the Company’s project portfolio and achievement of operational objectives, market opportunity and potential growth, discussions with commercial counterparties and financing sources, pricing trends, progress of Company projects, including anticipated timing of related approvals and project completion, the Company’s future financial results, expected impact from various regulatory developments, including the IRA, Revenue and Income, EBITDA, and Adjusted EBITDA guidance, the expected timing of completion of our ongoing projects, macroeconomic trends, and the Company’s anticipated cash requirements and financing plans, are forward-looking statements. The words “may,” “might,” “will,” “could,” “would,” “should,” “expect,” “plan,” “anticipate,” “intend,” “target,” “seek,” “believe,” “estimate,” “predict,” “potential,” “continue,” “contemplate,” “possible,” “forecasts,” “aims” or the negative of these terms and similar expressions are intended to identify forward-looking statements, though not all forward-looking statements use these words or expressions.   These statements are neither promises nor guarantees, but involve known and unknown risks, uncertainties and other important factors that may cause our actual results, performance or achievements to be materially different from any future results, performance or achievements expressed or implied by the forward-looking statements, including, but not limited to, the following: our ability to site suitable land for, and otherwise source, renewable energy projects and to successfully develop and convert them into Operational Projects; availability of, and access to, interconnection facilities and transmission systems; our ability to obtain and maintain governmental and other regulatory approvals and permits, including environmental approvals and permits; construction delays, operational delays and supply chain disruptions leading to increased cost of materials required for the construction of our projects, as well as cost overruns and delays related to disputes with contractors; disruptions in trade caused by political, social or economic instability in regions where our components and materials are made; our suppliers’ ability and willingness to perform both existing and future obligations; competition from traditional and renewable energy companies in developing renewable energy projects; potential slowed demand for renewable energy projects and our ability to enter into new offtake contracts on acceptable terms and prices as current offtake contracts expire; offtakers’ ability to terminate contracts or seek other remedies resulting from failure of our projects to meet development, operational or performance benchmarks; exposure to market prices in some of our offtake contracts; various technical and operational challenges leading to unplanned outages, reduced output, interconnection or termination issues; the dependence of our production and revenue on suitable meteorological and environmental conditions, and our ability to accurately predict such conditions; our ability to enforce warranties provided by our counterparties in the event that our projects do not perform as expected; government curtailment, energy price caps and other government actions that restrict or reduce the profitability of renewable energy production; electricity price volatility, unusual weather conditions (including the effects of climate change, could adversely affect wind and solar conditions), catastrophic weather-related or other damage to facilities, unscheduled generation outages, maintenance or repairs, unanticipated changes to availability due to higher demand, shortages, transportation problems or other developments, environmental incidents, or electric transmission system constraints and the possibility that we may not have adequate insurance to cover losses as a result of such hazards; our dependence on certain operational projects for a substantial portion of our cash flows; our ability to continue to grow our portfolio of projects through successful acquisitions; changes and advances in technology that impair or eliminate the competitive advantage of our projects or upsets the expectations underlying investments in our technologies; our ability to effectively anticipate and manage cost inflation, interest rate risk, currency exchange fluctuations and other macroeconomic conditions that impact our business; our ability to retain and attract key personnel; our ability to manage legal and regulatory compliance and litigation risk across our global corporate structure; our ability to protect our business from, and manage the impact of, cyber-attacks, disruptions and security incidents, as well as acts of terrorism or war; changes to existing renewable energy industry policies and regulations that present technical, regulatory and economic barriers to renewable energy projects; the reduction, elimination or expiration of government incentives or benefits for, or regulations mandating the use of, renewable energy; our ability to effectively manage the global expansion of the scale of our business operations; our ability to perform to expectations in our new line of business involving the construction of PV systems for municipalities in Israel; our ability to effectively manage our supply chain and comply with applicable regulations with respect to international trade relations, tariffs and our ability to mitigate their impacts, sanctions, export controls and anti-bribery and anti-corruption laws; our ability to effectively comply with Environmental Health and Safety and other laws and regulations and receive and maintain all necessary licenses, permits and authorizations; our performance of various obligations under the terms of our indebtedness (and the indebtedness of our subsidiaries that we guarantee) and our ability to continue to secure project financing on attractive terms for our projects; limitations on our management rights and operational flexibility due to our use of tax equity arrangements; potential claims and disagreements with partners, investors and other counterparties that could reduce our right to cash flows generated by our projects; our ability to comply with increasingly complex tax laws of various jurisdictions in which we currently operate as well as the tax laws in jurisdictions in which we intend to operate in the future; the unknown effect of the dual listing of our ordinary shares on the price of our ordinary shares; various risks related to our incorporation and location in Israel, including the ongoing war in Israel, where our headquarters and some of our wind energy and solar energy projects are located; the costs and requirements of being a public company, including the diversion of management’s attention with respect to such requirements; certain provisions in our Articles of Association and certain applicable regulations that may delay or prevent a change of control; and the other risk factors set forth in the section titled “Risk factors” in our Annual Report on Form 20-F for the fiscal year ended December 31, 2024 filed with the Securities and Exchange Commission (the “SEC”), as may be updated in our other documents filed with or furnished to the SEC.   These statements reflect management’s current expectations regarding future events and operating performance and speak only as of the date of this presentation. You should not put undue reliance on any forward-looking statements. Although we believe that the expectations reflected in the forward-looking statements are reasonable, we cannot guarantee that future results, levels of activity, performance and events and circumstances reflected in the forward-looking statements will be achieved or will occur. Except as required by applicable law, we undertake no obligation to update or revise publicly any forward-looking statements, whether as a result of new information, future events or otherwise, after the date on which the statements are made or to reflect the occurrence of unanticipated events.  Unless otherwise indicated, information contained in this presentation concerning the industry, competitive position and the markets in which the Company operates is based on information from independent industry and research organizations, other third- party sources and management estimates. Management estimates are derived from publicly available information released by independent industry analysts and other third-party sources, as well as data from the Company's internal research, and are based on assumptions made by the Company upon reviewing such data, and the Company's experience in, and knowledge of, such industry and markets, which the Company believes to be reasonable. In addition, projections, assumptions and estimates of the future performance of the industry in which the Company operates, and the Company's future performance are necessarily subject to uncertainty and risk due to a variety of factors, including those described above. These and other factors could cause results to differ materially from those expressed in the estimates made by independent parties and by the Company. Industry publications, research, surveys and studies generally state that the information they contain has been obtained from sources believed to be reliable, but that the accuracy and completeness of such information is not guaranteed. Forecasts and other forward-looking information obtained from these sources are subject to the same qualifications and uncertainties as the other forward-looking statements in this presentation.   Non-IFRS Financial Metrics  This presentation presents Adjusted EBITDA, a non-IFRS financial metric, which is provided as a complement to the results provided in accordance with the International Financial Reporting Standards as issued by the International Accounting Standards Board (“IFRS”). A reconciliation between Adjusted EBITDA and Net Income, its most directly comparable IFRS financial measure, is contained in the tables below. The Company is unable to provide a reconciliation of Adjusted EBITDA to Net Income on a forward-looking basis without unreasonable effort because items that impact this IFRS financial measure are not within the Company’s control and/or cannot be reasonably predicted. These items may include, but are not limited to, forward-looking depreciation and amortization, share based compensation, other income, finance income, finance expenses, share of losses of equity accounted investees and taxes on income. Such information may have a significant, and potentially unpredictable, impact on the Company’s future financial results.  The trademarks included herein are the property of the owners thereof and are used for reference purposes only. Such use should not be construed as an endorsement of the products or services of the Company or the proposed offering.  Legal disclaimer

 1 Adjusted EBITDA is a non-IFRS measure. Please see the appendix of this presentation for a reconciliation to Net Income  High 2Q25 growth rate: 53% growth in revenue and income, 57% in Adjusted EBITDA1  Raising guidance for 2025: Total revenues and income now in the range of $520-535 million and Adjusted EBITDA in the range of $385-400 million, an increase of 5.5% and 6% respectively compared to our original forecast  A historic year for new project construction: 4.8 FGW will be under construction in 2025, of which 2.9 GW have already begun construction   3X growth by the end of 2027: Reaching an annual revenue and income run rate of approximately $1.4 billion, with a roadmap for approximately $2.0 billion by the end of 2028  Excellent financial results and raising 2025 guidance

 Continued and consistent growth in financial results

 Sale of 44% of the Sunlight cluster contributed $80m  Sale of 44% of the Sunlight cluster contributed $42m  46%  71%  216%  1H 2025: High growth rates in revenues & income and profits  1H25 vs 1H24, $m  Adjusted   EBITDA1  Revenues & income  Cash flow from operations  Net profit  1Adjusted EBITDA is a non-IFRS measure. Please see the appendix of this presentation for a reconciliation to Net Income  1H 25  1H 24  1H 25  1H 24  1H 25  1H 24  1H 25  1H 24  Results from changes in working capital. Cash flow from operations continues to grow

 Adjusted   EBITDA1  An accounting reduction of $12m due to the impact of foreign exchange differentials on a dollar-denominated loan to a subsidiary, with no economic or cashflow effects   53%  57%  41%  15%  2Q 25  2Q 24  2Q 25  2Q 24  2Q 25  2Q 24  2Q 25  2Q 24  2Q 2025: Over 50% increase in revenues & income and Adjusted EBITDA  2Q25 vs 2Q24, $m  Revenues & income  Cash flow from operations  Net profit  1Adjusted EBITDA is a non-IFRS measure. Please see the appendix of this presentation for a reconciliation to Net Income  Results from changes in working capital. Cash flow from operations continues to grow

 1 Total revenues and income include revenues from the sale of electricity along with income from tax benefits from US projects amounting to $70m-80m; 2Adjusted EBITDA is a non-IFRS measure. Please see the appendix of this presentation for a reconciliation to Net Income  Updated guidance range  Revenues & Income1 ($m)  Original guidance range  510  490  535  520  Adjusted EBITDA2 ($m)  Updated guidance range  Original guidance range  400  385  380  360  5.5%  6%  Raising 2025 revenue & income and Adjusted EBITDA guidance by 5.5%-6.0%

 39%  CAGR  39%  CAGR  1 Total revenues and income include revenues from the sale of electricity along with income from tax benefits from US projects; 2Adjusted EBITDA is a non-IFRS measure. Please see the appendix of this presentation for a reconciliation to Net Income  Enlight continues to generate high growth rates over time  Revenues & Income1 ($m)  Adjusted EBITDA2 ($m)

 Cash flow from operations ($m)  1Based on the Company’s consolidated financial statements.  47%  CAGR  44%  CAGR   Growth continues alongside enhanced financial strength  Continued Growth in Equity ($m)Total Equity1

 Gilad Yavetz, Enlight’s founder and CEO, will be appointed to the position of full-time Executive Chairman of the Board. Adi Leviatan will be appointed as CEO. Yair Seroussi will be appointed as Vice Chairman of the Board.  Enlight is at the best position in its history, with an organizational and business infrastructure that enables significant continued growth.  In recent years, the Company has taken strategic steps to enhance its management, establishing its leadership for the long term.  These initiatives, combined with the development of new growth engines, are creating sustained and rapid momentum and extraordinary results.  The appointment of Adi as CEO reflect the Company’s emphasis on continuity, expansion, and strengthening, through integrating internal talent who have grown within the firm along with senior professionals who joined from leading companies.  Possesses an extensive management record, serving for over two decades in senior executive positions at leading global companies.  In her most recent position at 3M, Adi served as the head of a division generating approximately $1.5 billion in annual revenue, and was one of the company’s leaders.  She was for many years a partner at McKinsey & Co. in the U.S., China, and Israel, specializing in strategy and growth processes for large international organizations.  Profile | Adi Leviatan  Strengthening and expanding Enlight’s executive leadership

 Portfolio - Value creation through project initiations and progression in 2Q25

 9.2 FGW  Components of the Mature Portfolio  Under construction 2.9 FGW   Pre-construction 3.2 FGW   Advanced development 6 FGW  Development 20.1FGW   Operational   3.1 FGW1   1 FGW (Factored GW) is a consolidated metric combining generation and storage capacity into a uniform figure based on the ratio of construction costs. The company’s current weighted average construction cost ratio is 3.5 GWh of storage per 1 GW of generation: FGW = GW + GWh / 3.5  Total portfolio  FGW 35.3   Global Portfolio

 72 FMW  1,140FMW  Start of 2Q25  63 FMW  260 FMW  97 FMW  1,500FMW  160 FMW  Operational  Pre-construction  Advanced development  Development  Under const.  1 FGW (Factored GW) is a consolidated metric combining generation and storage capacity into a uniform figure based on the ratio of construction costs. The company’s current weighted average construction cost ratio is 3.5 GWh of storage per 1 GW of generation: FGW = GW + GWh / 3.5.  Progress and expansion of the  portfolio during 2Q25

 9.2 FGW  Components of the Mature Portfolio  In addition, a 100 MW IT Data center is not included in the portfolio’s contents  7%  Op’ing 3.1 FGW1   Under const. 2.9 FGW   Pre-construction 3.2 FGW   Advanced development 6 FGW  Development 20.1FGW   1 FGW (Factored GW) is a consolidated metric combining generation and storage capacity into a uniform figure based on the ratio of construction costs. The company’s current weighted average construction cost ratio is 3.5 GWh of storage per 1 GW of generation: FGW = GW + GWh / 3.5.  1,500FMW  160 FMW  1,140FMW  72 FMW  63 FMW  260 FMW  97 FMW  700 FMW  62 FMW  262 FMW  Progress and expansion of the  portfolio during 2Q25  Today

The Mature portfolio is expected to generate $1.5bn of revenues & income


Operational 3.1 FGW[1]
Under construction 2.9 FGW
Commence operations in 2025-26
Pre-construction 3.2 FGW
Begins construction in the next 12 months
Advanced development 6 FGW
Begins construction in the next 13-24 months
Development 20.1 FGW
Begins construction in 2027+

$520-$535m
2025 revenues & income guidance

~$550m
Revenues & income

~$450m
Revenues & income

~$1.5 billion
Expected revenues & income of the Mature portfolio

First development project in Morocco

In addition, a 100 MW IT Data center is not included in the portfolio's contents

[1] FGW (Factored GW) is a consolidated metric combining generation and storage capacity into a uniform figure based on the ratio of construction costs. The company's current weighted average construction cost ratio is 3.5 GWh of storage per 1 GW of generation: FGW = GW + GWh / 3.5.

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 EU  Secured $310m financing to add solar and energy storage to Spain's Gecama wind farm, creating one of the largest hybrid renewable project in the country, expected to generate $100m in annual revenue.  Continued development of greenfield projects in Italy: two projects combining wind and storage with a capacity 210 FMW  Received construction permits for two storage projects in Italy 1,254 MWh, among Europe's largest, with construction expected to begin in 2025.  Development of additional energy storage projects in Germany and Poland, leveraging the momentum in this sector.  MENA  Signing of land agreements for approximately 700 FMW of integrated agro-solar and energy storage projects.  Signing energy storage agreements with real estate companies and municipalities, totaling approximately 200 FMW.  Signing a development agreement for a project in Morocco, with 234 FMW generation capacity.  Commercial operation of the Bar-On project, totaling 67 FMW.  Achievements during the quarter  U.S.  The flagship project Snowflake A (1.1 FGW) has begun construction on schedule.  Beginning the energizing of Roadrunner’s (560 FMW) substation, with facility operations expected to be completed during 4Q25.  Progress on the interconnect agreement and Facility Study at project CO Bar, with a capacity of 2.4 FGW.   The reconciliation bill enactment provides Enlight with certainty for continued growth in the coming years, with a goal of 6.5 to 8 FGW by 2028.

 1 Based on 2025 guidance added to revenues & income (sale of electricity, tax benefits) of projects in the under construction and pre-construction portions of the Mature portfolio  Business Plan - 3X growth in 3 years, reaching a revenue run-rate of ~$1.4 billion1

 Additional details in the appendix  Declining weighted average cost of capital  Rising electricity prices  Demand for electricity is soaring, driven by growth in data centers  Continued declines in equipment prices (panels and batteries)  Regulatory clarity in the U.S.  The business environment supports continued growth with high returns

 1Expected Adjusted EBITDA margin of approximately 70%-80% for the years shown; 2FGW (Factored GW) is a consolidated metric combining generation and storage capacity into a uniform figure based on the ratio of construction costs. The company’s current weighted average construction cost ratio is 3.5 GWh of storage per 1 GW of generation: FGW = GW + GWh / 3.5; 3The expected growth in 2028 encompasses the Company’s operations in all geographies. Expected growth relies on business plans which rely on development conditions and assumptions regarding electricity prices, and are contingent on current trends known to the Company at this time; 4 The company's revenues from tax benefits are estimated at approximately 20-24% of the total revenue run rate for December 2025; approximately 22-26% of the total revenue run rate for December 2026, and approximately 28-33% of the total revenue run rate for December 2027 and December 2028.  42%  CAGR   40%  CAGR   Mature portfolio: 9.2 FGW  Mature portfolio: $1.5bn  Weighted average of Enlight’s share of revenues and income  77%  93%  85%  86%  92%  Annual recurring revenues & income run rate roadmap1,3,4 ($bn)  Global operating capacity roadmap2,3 (FGW)  Expected to reach ARR1 of $1.4bn by the end of 2027  with rising share of ownership

 2025 plan: building 4.8 FGW1 of capacity  9.2  Mature portfolio  1.5x more capacity than was built in the past 15 years  1.9  2.9  Under construction  Will begin construction in ‘25  7.9 FGW (86% of the Mature portfolio) is either operating or under construction in 2025, a major step toward the goal of 9.2 FGW of operating projects.  1.1 FGW began construction this quarter.  0.6 FGW advanced to the Mature portfolio stage this quarter.  1 FGW (Factored GW) is a consolidated metric combining generation and storage capacity into a uniform figure based on the ratio of construction costs. The company’s current weighted average construction cost ratio is 3.5 GWh of storage per 1 GW of generation: FGW = GW + GWh / 3.5  A historic year for new project construction:  4.8 FGW under construction in 2025 enlight

Sustaining a 3x growth rate every three years with returns above 15%

- Average historic return on operating assets (3.1 FGW) **is above 15%**
- Under construction and pre-construction projects (6.1 FGW) maintain high returns:

$$\frac{\text{\textasciitilde\$500m First year expected EBITDA}^{1}}{\text{\textasciitilde\$4,250m Expected net Capex}^{2}} = \text{11-12\% Unlevered project returns}$$

~$500m First year expected EBITDA[1]

~$4,250m Expected net Capex[2]

= **11-12%** **Unlevered** project returns

After leverage

Reflects a return on equity of above **15%**

[1] Projected results do not include tax benefits; [2] Net construction costs assume receipt of certain ITC and PTC credits under the IRA and are net of the estimated value of these credits. For certain projects, PTC is assumed, based on the project's expected production and a yearly CPI indexation of 2%, discounted by 8% to COD. For other projects ITC is assumed at the relevant ITC rate (ranging from 30% to 50%, depending on energy community and/or domestic content adders). The net cost does not reflect the full tax equity investment, only the estimated value of the tax credits.

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“Connect & Expand” strategy maximizes interconnection potential and returns  Advantages of “Connect & Expand”  Using existing infrastructure saves construction costs  Using existing interconnect reduces development risks  Adding energy storage to existing projects  Rapid growth with high returns  Strategy focus: Identify and acquire significant grid interconnections, and leverage them to build additional projects on the same site, while maximizing returns  EU+MENA  1.1 GW + 6.9 GWh  USA  0.3 GW + 1.3 GWh  3.7 FGW of expansions at existing projects planned for construction in 2025-27  Shortening time to COD

 Appendix

 * Profit from revaluation linked to partial sale of asset  Reconciliation between Net Income to Adjusted EBITDA  ($ thousands)  For the three months ended  For the six months ended     June 30, 2025     June 30, 2024  June 30, 2025     June 30, 2024  Net Income (loss)  5,569     9,459  107,372     33,944  Depreciation and amortization  37,228     25,282  71,017     50,886  Share based compensation  1,284     968  2,994     4,085  Finance income   (1,471)     (7,000)  (8,166)     (15,065)  Finance expenses  52,083     29,818  82,286     49,311  Gains from projects disposals (*)  (363)     -  (55,336)     -  Share of losses of equity accounted investees  418     305  1,645     449  Taxes on income  955     2,299  25,606     9,130  Adjusted EBITDA  95,703     61,131  227,418     132,740

 Graph, scale  Generation, MW  Storage, MWh  Portfolio definitions  Operational, under construction and pre-construction (expected to start construction within 12 months)  Mature Phase   Projects which are expected to begin construction within 13 to 24 months of the Approval Date  Advanced  Phase  The rest of the projects in development process  Development Phase  Operational projects sold  1.7 GW still under the company’s operational management  1.7 GW  Portfolio snapshot  Note: Portfolio information as of the Approval Date; Projects that are not consolidated in our financial statements are reflected at their proportional share   2,514  6,227  2,059  3,914  1,654  31,452  11,630  53,430  10,348  4,396  11,163  2,638  20,028  2,038  +  +  +  +  +  +  +  Advanced  Phase  Under Construction  Operational  Pre-Construction  Mature Phase   Projects  Development Phase  Total   Portfolio  0-12 months  until start of construction   13-24 months   until start of construction

 Source: 1 Ember, IEA; 2 McKinsey, Bloomberg BNEF  Increasing demand for electricity in the U.S.2  2025E  US annual load growth forecast has jumped to 0.9% in 2023, with potential to reach 1.5%  Drivers include AI, new manufacturing and data center facilities  Electricity’s share of total energy consumption is steadily increasing  Soaring global demand for power1  The rate of growth of electricity demand has risen in recent years.   Electricity’s share of total energy consumption is expected to rise from 21% today to 27% by 2030 in a conservative scenario, and to exceed 30% in net-zero emissions scenarios  TWh  Net zero emissions scenario  3.1%  CAGR   2000  2010  2020  2030  2005  2015  2025  Growth in data centers drive increased electricity demand  Demand for electricity is rising globally

 Forecast for global energy storage equipment prices  Source: Energy Storage System Cost Survey 2024 – Bloomberg NEFm 4-hour Energy Storage System.  BOS - Includes electrical infrastructure, containers, thermal management system, fire suppression devices, battery operation monitoring system and sensors.  Unprecedented declines in equipment input costs  Major declines in the solar panel and battery costs  Source: Bloomberg

 LCOE - Levelized Cost of Electricity1  Attractive renewables production costs in the US  $ / MWh   2Regional solar and storage LCOE  Enlight’s main market in the U.S.  1 Wood Mackinze April 2025 ; 2 By selected representative states: PJM - Virginia , CAISO - California, ERCOT - Texas, WECC – Arizona; 3 LEVELTEN Energy Q2 2025 PPA Price Index NA  Solar energy and storage offer the cheapest solution  Increasing spreads between equipment costs and electricity prices  PPA pricing in the U.S.3  A shortage of projects leads to rising prices  Solar   +84%Q1 21- Q2 25

 8.1 FGW  62% of U.S Development Phase  Development Phase   Advanced Phase  5.1 FGW  100% of U.S   Advanced Phase  Mature Phase Projects  5.6 FGW  100% of U.S Mature Phase  18.8 FGW   System Impact Study Completed  +  +  =  Advanced grid connection status for 18.8 FGW of U.S. projects  Access and cost of infrastructure is the principal constraint for new electricity projects  79%  of total portfolio in the United States